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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34980

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

SMITH HAYES Financial Services Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)


SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2003
WASH, DC
181
SECTION

200 Centre Terrace, 1225 L Street
(No. and Street)

Lincoln (City) Nebraska (State) 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allen J. Moore (402) 476-3000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 1040 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen J. Moore swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SMITH HAYES Financial Services Corporation, as of
June 30, 2003, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

President
Title



GENERAL NOTARY-State of Nebraska
SHARON A. SHELLEY
My Comm. Exp. May 31, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH HAYES
Financial Services
Corporation

Statements of Financial Condition as of June 30, 2003 and 2002, Independent Auditors' Report, and Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Filed in Accordance with Rule 17a-5(e)(3)
as a ***PUBLIC DOCUMENT***

SMITH HAYES FINANCIAL SERVICES CORPORATION

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1040
1248 O Street
Lincoln, Nebraska 68508-1469

Tel: (402) 474 1776
Fax: (402) 474 0365
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statements of financial condition of SMITH HAYES Financial Services Corporation (the "Company") (a wholly-owned subsidiary of Consolidated Investment Corporation), as of June 30, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation as of June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.



August 19, 2003

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 527,357	$ 895,561
Securities owned, at fair value	1,988,123	1,456,096
Commissions receivable	511,760	550,460
Notes receivable	13,277	12,999
Notes receivable - related party	764,913	512,489
Due from clearing broker	283,925	57,000
Due from affiliates	3,319	966,066
Income taxes recoverable	9,028	37,546
Deferred income taxes	189,645	79,549
Goodwill	86,884	86,884
Acquired intangible assets, net	36,454	48,958
Other assets	159,275	173,606
	$4,573,960	$4,877,214

LIABILITIES AND STOCKHOLDER'S EQUITY	2003	2002
Line of credit	$ 634,572	$ 982,858
Accounts payable	344,275	335,417
Accrued salary and related expenses	728,985	489,835
Accrued deferred compensation	165,987	101,811
Due to clearing broker	32,913	30,929
Due to affiliates	158,860	295,158
Total liabilities	2,065,592	2,236,008
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000	1,000
Paid-in capital	2,016,452	2,016,452
Retained earnings	490,916	623,754
Total stockholder's equity	2,508,368	2,641,206
	$4,573,960	$4,877,214

See notes to statements of financial condition.

SMITH HAYES FINANCIAL SERVICES CORPORATION

NOTES TO STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2003 AND 2002

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – SMITH HAYES Financial Services Corporation (the Company) was incorporated September 16, 1985, and is a wholly-owned subsidiary of Consolidated Investment Corporation (CIC). The Company operates as a broker/dealer on a "fully disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

Use of Estimates – In preparing the statements of financial condition in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents – The Company considers investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Transactions – All transactions with and for customers are made with a clearing broker, dealer or mutual fund which carries the accounts of such customers on a settlement date basis.

Securities Owned –Securities owned consist primarily of state and municipal obligations and are recorded at fair value consistent with industry practice.

Income Taxes – The Company files a consolidated return for income tax purposes with its parent. Income taxes are allocated between entities utilizing the tax rate associated with taxable income on a consolidated basis. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

Acquired Intangible Assets – Acquired intangible assets consist of a noncompete agreement which is being amortized on a straight-line basis over its four-year term. Accumulated amortization as of June 30, 2003 and 2002 was $13,546 and $1,042, respectively. The Company reviews its intangible assets and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An evaluation of recoverability is performed by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

Goodwill – Goodwill is tested for impairment at least annually by comparing fair value to carry value. Fair value is determined based on undiscounted cash flows.

Notes Receivable – Forgivable notes receivable from related parties are amortized over the period of related service.

B. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At June 30, 2003 and 2002, the Company had aggregate indebtedness of $2,065,592 and $2,236,008, respectively; net capital of $1,116,133 and $494,435, respectively, and a ratio of "aggregate indebtedness" to "net capital" of 1.85 to 1 and 4.52 to 1, respectively.

C. NOTES RECEIVABLE - RELATED PARTY

Notes receivable - related party consists of non-interest bearing unsecured forgivable notes issued to certain employee brokers. The notes are forgiven ratably over the four-year term of the notes. A summary of the notes receivable as of June 30 follows:

	2003	2002
Gross note balances	$ 1,006,137	$ 617,022
Unamortized discount	(241,224)	(104,533)
	$ 764,913	$ 512,489

The notes issued during fiscal 2003 and 2002 amounted to $389,115 and $617,022, respectively, and were discounted at 4.00% and 4.75%, respectively.

D. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 2003 and 2002, the Company's deferred taxes relate primarily to unrealized gains and losses on investment securities, amortization of goodwill and non-compete agreements, note discounts and compensation expense, the deferred compensation plan and other accrued expenses deductible when paid.

E. LEASE OBLIGATIONS

The Company shares office facilities with the Company's parent, CIC and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. Certain office space is leased from a partnership, in which the Company's chairman is a partner.

F. RELATED PARTY TRANSACTIONS

On May 31, 2002, the Company's parent acquired the retail division of Kirkpatrick, Pettis, Smith, Polian, Inc. for cash of $300,000. In addition, cash acquisition costs of $49,384 were paid by the Company. The preliminary purchase price allocation is summarized as follows. Property and equipment is owned by the Company's parent and is not reflected in the accompanying statements of financial condition. The noncompete agreement is reflected in the Company's statements of financial condition as "acquired intangible assets".

Property and equipment	$212,500
Noncompete agreement	50,000
Goodwill	86,884
	$349,384

Due from affiliates consists of the following:

	June 30, 2003	June 30, 2002
Consolidated Investment Corporation	$ -	$945,104
SMITH HAYES Investment Partnership, LLC	-	17,643
Compliance Consulting Services, Inc.	3,319	3,319
	$3,319	$966,066

Due to affiliates consists of the following:

	June 30, 2003	June 30, 2002
Consolidated Investment Corporation	$ 43,417	$ -
SMITH HAYES Investment Partnership, LLC	429	-
SMITH HAYES Advisers, Inc.	115,014	295,158
	$158,860	$295,158

All advances are due on demand, are unsecured, and are non-interest bearing.

G. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to 22% of their compensation to the plan, subject to certain limitations. The Company's matching contributions are discretionary, although a profit sharing contribution equal to 3% of eligible compensation is required to be made by the Company. Effective July 1, 2003, the Company's parent adopted an employee stock ownership plan. The Company's contributions will be discretionary and will be allocated among participants eligible to share in the contribution for the plan year. Company contributions to this plan will replace the 3% profit sharing contribution.

The Company also has a nonqualified deferred bonus compensation plan which is provided to certain employees. Bonuses are principally based upon sales production. Amounts earned are paid on an annual basis following the calendar year earned. Monthly accruals are made so that the bonuses are fully accrued when they become payable.

H. LINE OF CREDIT

The Company currently has a $1,500,000 line of credit with a commercial bank. The line is secured by substantially all of the Company's investment securities. The line matures December 15, 2003 and bears interest at the bank's repo rate plus 2.5% (3.15% at June 30, 2003). At June 30, 2003, $634,572 was outstanding on the line.

At June 30, 2002, the Company had a $2,500,000 line of credit with its primary commercial bank. The line was secured by certain of the Company's investment securities. The line matured March 31, 2003 and bore interest at prime less 1% (3.75% at June 30, 2002). At June 30, 2002, $982,858 was outstanding on the line.

I. CONTINGENCIES

The Company is a party to examinations and inquiries by various regulatory bodies and is involved in other legal matters from time to time. In the opinion of management, these actions would not be likely to have a material adverse affect on the financial position or results of operations of the Company.

In the normal course of business, the Company's activities involve, through its clearing firm, various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of Consolidated Investment Corporation, as of June 30, 2003 (on which we issued our report dated August 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the

risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lincoln, Nebraska
August 19, 2003